Louis Taubman (Admitted NY)
Email: lou@lhttlaw.com

December 16, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Jpak Group, Inc.
Registration Statement on Form S-1
File No. 333-159837

Dear Sir or Madam:

We are counsel to Jpak Group, Inc (the “Company”).  On behalf of our client, we are filing this request to withdraw the Company’s Registration Statement on Form S-1 (File No. 333-159837) that they initially filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2009, (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended.  The Registration Statement was not declared effective.

The Company filed the Registration Statement registering the sale of 19,333,334 shares of common stock underlying certain warrants issued pursuant to the private financings we closed in August 2007 and December 2007 (the “Warrants”). However, on December 16, 2009, the Company entered into an Exchange Agreement with each of the holders of the Warrants pursuant to which the Company issued common stock in exchange for the Warrants in the form of a cashless transaction.  As a result, The Company does not have any warrants outstanding other than those issued to the placement agent of the above mentioned private financings.  Accordingly, pursuant to Rule 477 under the Securities Act, the Company hereby requests that the SEC consents to the withdrawal of the Registration Statement (File No. 333-159837), effective as of the date hereof.  The Company confirms that no securities have been issued or sold under the Registration Statement.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman
By: Louis Taubman,
Attorney at Law